Exhibit 99.2

Central GoldTrust

12th Annual Report

December 31, 2014

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Purpose of the Trust

Central GoldTrust (“GoldTrust”) is a passive, self-governing, single purpose, closed-end trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of the total net assets of GoldTrust be held in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

GoldTrust’s Units are listed on the NYSE MKT (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, that provides the secure holding of gold bullion on behalf of its Unitholders. Net assets at December 31, 2014 were 98.8% invested in gold. These gold holdings consisted of 698,496 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 704,652 fine ounces at year-end.

The reporting currency of GoldTrust is the United States (“U.S.”) dollar and, unless otherwise noted, discussion in this Report refers to U.S. dollars.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions. Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

Securities regulatory authorities require that a detailed analysis of GoldTrust’s results be provided in a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Since GoldTrust has an Administrator and is a passive holding trust with no operations or employees, a document entitled “Management’s Discussion and Analysis” (“MD&A”) included herein on pages 19 through 27 inclusive, is provided by GoldTrust’s officers to meet regulatory requirements.

Net assets decreased by $4.8 million, or 0.6%, during the year to a total of $855.3 million. The decrease in net assets was primarily attributable to the 0.2% decrease in the market price of gold during the year which caused the unrealized appreciation of holdings to decrease by $1.6 million.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, decreased by 0.6% from $44.57 to $44.32. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by 8.5%, from $47.40 to $51.41, primarily due to a 9.1% increase in the value of the U.S. dollar relative to the Canadian dollar.

Expenses as a percentage of the average month-end net assets (the ‘expense ratio”) for the 2014 fiscal year remained unchanged at 0.36% from that for the 2013 fiscal year.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

February 9, 2015	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars)

	December 31,	December 31,	January 1,
	2014	2013	2013
	$	$	$
Assets:
Gold bullion at market (Notes 2(a) and 5)	845,053,911	846,639,378	1,172,540,928
Cash and cash equivalents (Notes 2(b) and 6)	11,064,910	13,854,297	17,570,380
Other receivables and prepayments	113,691	114,997	114,559
Total assets	856,232,512	860,608,672	1,190,225,867

Liabilities:
Accrued liabilities (Notes 2(c), 7 and 9)	955,712	485,491	651,608
Total liabilities	955,712	485,491	651,608

Equity:
Capital (Notes 2(d) and 8) Units issued: 19,299,000	744,870,733	744,870,733	744,870,733
Retained earnings inclusive of unrealized appreciation of holdings	110,406,067	115,252,448	444,703,526
Total equity	855,276,800	860,123,181	1,189,574,259
Total liabilities and equity	856,232,512	860,608,672	1,190,225,867
Total equity per Unit (Notes 2(h) and 10)	44.32	44.57	61.64
Exchange rate: U.S. $1.00 = Cdn.	1.1601	1.0636	0.9949
Total equity per Unit expressed in Canadian dollars	51.41	47.40	61.32

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

Central GoldTrust

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars)

	Years ended December 31,
	2014	2013
	$	$
Income:
Interest	35,212	44,481
Total income	35,212	44,481
Expenses:
Administration fees (Note 9)	1,772,710	1,944,026
Safekeeping fees and bank charges	969,314	1,097,959
Trustees’ fees and expenses (Note 9)	170,122	157,085
Auditors’ fees	95,717	101,727
Regulatory filing fees	75,940	71,766
Unitholder information	47,756	45,904
Stock exchange fees	46,493	56,005
Legal fees (Note 9)	41,675	47,475
Registrar and transfer agent fees	22,031	24,346
Miscellaneous	197	256
Total expenses	3,241,955	3,546,549
Net loss from Trust administration	(3,206,743)	(3,502,068)
Change in unrealized appreciation of holdings	(1,639,638)	(325,949,010)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(4,846,381)	(329,451,078)

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Number of Units o/s	Unit Capital	Retained Earnings	Total Equity
		$	$	$
January 1, 2013	19,299,000	744,870,733	444,703,526	1,189,574,259
Net income (loss) for the year			(329,451,078)	(329,451,078)
December 31, 2013	19,299,000	744,870,733	115,252,448	860,123,181

January 1, 2014	19,299,000	744,870,733	115,252,448	860,123,181
Net income (loss) for the year			(4,846,381)	($4,846,381)
December 31, 2014	19,299,000	744,870,733	110,406,067	855,276,800

See accompanying notes to financial statements.

Central GoldTrust

STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars, unaudited)

	Years ended December 31,
	2014	2013
	$	$
Cash flows from operating activities
Net income (loss)	(4,846,381)	(329,451,078)
Adjustment to reconcile net income (loss) to net cash from operating activities:
Change in unrealized appreciation of holdings	1,639,638	325,949,010
Net changes in operating assets and liabilities:
(Increase) decrease in other receivables and prepayments	1,306	(438)
Increase (decrease) in accrued liabilities	470,221	(166,117)
Effect of exchange rate change	(54,171)	(47,460)
Net cash (used in)/provided by operating activities	(2,789,387)	(3,716,083)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net increase (decrease) in cash and cash equivalents	(2,789,387)	(3,716,083)
Beginning of year cash and cash equivalents	13,854,297	17,570,380
Cash and cash equivalents at December 31	11,064,910	13,854,297

See accompanying notes to financial statements

Central GoldTrust

Notes to Financial Statements

For the years ended December 31, 2014 and 2013.

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Organization of the Trust

Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, established under the laws of the Province of Ontario, Canada on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units are listed and traded on the New York Stock Exchange MKT (symbol GTU) and the Toronto Stock Exchange (symbol GTU.UN in Canadian dollars and GTU.U in U.S. dollars).

The purpose of GoldTrust is to acquire, hold and secure gold bullion on behalf of its Unitholders. All gold bullion bars are “Good Delivery Bars,” as defined by the London Bullion Market Association (“LBMA”), and are stored on an allocated and segregated basis in the highest rated (Level 3) underground treasury vaults of its Custodian, the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Trust’s registered office is located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada, L9G 3P2.

Central Gold Managers Inc. (the “Administrator”) acts as the administrator of the Trust pursuant to an Administrative Services Agreement with the Trust.

The financial statements of the Trust as at and for the year ended December 31, 2014 were authorized for issue by the Trustees of the Trust on February 9, 2015.

2.	Summary of significant accounting policies:

Basis of Preparation

The Trust’s financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”), including IFRS 1 “First-time adoption of International Financial Reporting Standards” as issued by the International Accounting Standards Board (“IASB”).

The transition to IFRS has had no impact on the financial position or financial performance of the Trust and has affected only the presentation of the Trust’s financial statements. The presentation of a cash flow statement is new under IFRS as the Trust was not required to prepare this statement prior to the implementation of IFRS. Reconciliations of equity and comprehensive income (loss) have not been prepared as there are no reconciling adjustments that resulted from the implementation of IFRS.

Central GoldTrust

The financial statements have been prepared on a historical cost basis, except for gold bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

(a)	Gold holdings:

Gold bullion and gold certificates are measured at fair value by reference to the final daily London Bullion Market Association fixing rate, with realized gains and losses and unrealized appreciation or depreciation of holdings recorded in income based on the IAS 40 Investment Property fair value model, as IAS 40 is the most relevant standard to apply. Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation of holdings are calculated on an average cost basis.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of deposits with the Trust’s banker, which are not subject to restrictions.

(c)	Other receivables and prepayments and accrued liabilities:

i)	Other receivables and prepayments include all financial assets other than cash and cash equivalents and gold bullion. Prepaid expenses and accrued interest receivable would be included in this category.
ii)	Accrued liabilities include all financial liabilities. Administration fees payable, safekeeping fees payable and other accounts payable would be included in this category.

(d)	Unit capital:

Classification of redeemable units:

Redeemable units are classified as equity instruments when:

•	The units entitle the holder to a pro rata share of the Trust’s equity (“net assets”) in the event of the Trust’s liquidation;
•	The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;
•	All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;
•	The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder’s rights to a pro rata share of the Trust’s net assets; and
•	The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all of the above features, the Trust’s capital may not include any financial instrument or contract that has:

Central GoldTrust

•	Total cash flows based substantially on the profits or losses, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and
•	The effect of substantially restricting or fixing the residual return to the redeemable Unitholders.

The Trust meets all of the conditions to classify its Units as equity instruments. If the Trust’s redeemable Units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognized as equity.

(e)	Fees and other expenses:

Fees and other expenses are recognized on an accrual basis.

(f)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes. The Trustees intend to distribute all net realized capital gains and all taxable income (net of any loss carryforwards available) directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

(g)	Net loss from Trust administration

The Trust exists for the purpose of holding gold bullion, on an allocated and segregated basis, on behalf of its Unitholders. Gold holdings are intended to be permanent assets of the Trust and the unrealized appreciation of the gold holdings does not represent distributable earnings. There is no intention, currently, to sell any of the Trust’s gold holdings unless it becomes necessary to generate cash to meet ongoing expenses. The Trust currently does not loan, lease or otherwise utilize its gold holdings to generate income, and, consequently, the Trust expects to incur a net loss from its administration activities.

(h)	Calculations per Unit:

The calculation of total equity (or net asset value) per Unit is based on the number of Units outstanding at the end of the reporting period. GoldTrust has no dilutive instruments.

(i)	Functional and presentation currency:

The Trust’s functional and presentation currency is the U.S. dollar. The Trust’s performance is evaluated, and its liquidity is managed, in U.S. dollars. Therefore, the U.S. dollar is considered to be the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of the Trust.

Central GoldTrust

3.	Significant accounting judgments, estimates and assumptions:

The preparation of the Trust’s financial statements required the Senior Executive Officers to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. Uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying the Trust’s accounting policies, Senior Executive Officers have made the following judgments, which have the most significant effect on the amounts in the financial statements:

Going concern

The Trust’s Senior Executive Officers have made an assessment of the Trust’s ability to continue as a going concern and are satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, the Senior Executive Officers are not aware of any material uncertainties that may cast significant doubt upon the Trust’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimates and Assumptions

Estimation uncertainties in accounting assumptions at the recording date that could cause material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below. The Trust based its estimates and assumptions on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Trust’s policy is to treat any gains (or losses) from the disposition of gold bullion as capital gains (or losses), rather than as income (or loss), as the Trust is and intends to continue to be a long-term passive holder of gold bullion, and generally would only dispose of any portion of its holdings of gold bullion for the purposes of meeting redemptions (if any) and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all circumstances.

4.	Segment information:

For administrative purposes, the Trust is organized into one main segment, being the passive, long-term holding of gold bullion. It is not an active operating entity, and does not exist primarily to earn income. All of the Trust’s activities are interrelated, and each activity is dependent upon the others. Accordingly, all significant administrative decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust’s income (or loss) is almost entirely made up of changes in the value of its gold holdings.

Central GoldTrust

5.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	Dec. 31, 2014	Dec. 31, 2013	Jan. 1,2013
Gold bars in fine ounces	698,496	698,496	698,496
Gold certificates in fine ounces	6,156	6,156	6,156
Total fine ounces of gold	704,652	704,652	704,652
Average cost – per fine ounce	$1,013.85	$1,013.85	$1,013.85
Cost	$714,411,041	$714,411,041	$714,411,041
Market – per fine ounce	$1,199.25	$1,201.50	$1,664.00
Market value	$845,053,911	$846,639,378	$1,172,540,928

6.	Cash and cash equivalents:

As at December 31, 2014, GoldTrust held one Canadian dollar redeemable flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $528,436 (Cdn. $613,035) bearing interest at a rate of 1.15% per annum with a maturity date of January 21, 2015. Cash deposits of $10,536,474 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

As at December 31, 2013, GoldTrust held one Canadian dollar redeemable flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $569,541 (Cdn. $605,766) bearing interest at a rate of 1.20% per annum with a maturity date of January 21, 2014. Cash deposits of $13,284,756 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

As at January 1, 2013, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $603,060 (Cdn. $600,000) bearing interest at a rate of 1.15% per annum and with a maturity date of March 22, 2013. Cash deposits of $16,967,320 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

7.	Fair value of financial instruments:

IFRS 13, Fair Value Measurement (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (ie. an exit price). The application of IFRS 13 has not materially impacted the fair value measurement of the Trust.

Central GoldTrust

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•	Level 3 inputs are unobservable inputs for the asset or liability

Gold bullion is measured at fair value on a recurring basis. The fair value measurement of gold falls within Level 1 of the hierarchy, and is based on published price quotations.

As at December 31, 2014 and 2013 and January 1, 2013, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at December 31, 2014, and 2013 and January 1, 2013. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

The stated and recorded capital of GoldTrust as at December 31, 2014, and 2013 and January 1, 2013 was as follows:

	Dec. 31, 2014	Dec. 31, 2013	Jan. 1, 2013
Stated capital 19,299,000 Units	$747,457,803	$747,457,803	$747,457,803
Less: Unit issue costs	2,587,070	2,587,070	2,587,070
Recorded capital	$744,870,733	$744,870,733	$744,870,733
Weighted average Units outstanding	19,299,000	19,299,000	19,299,000

Central GoldTrust

9.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers Inc. for the year ended December 31, 2014 decreased to $1,772,710 from $1,944,026 for the year ended December 31, 2013 due to the decrease in the average value of net assets under administration. Included in accrued liabilities at December 31, 2014 is $141,995 (December 31, 2013: $142,680, January 1, 2013: $189,215) due to the Administrator. No Trustee fees are paid by GoldTrust to the Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $41,675 for the year ended December 31, 2014 (2013: $47,475, January 1, 2013: $70,295). Of this amount $32,823 (2013: $40,115, January 1, 2013: $59,562) was payable to a legal firm of which one of GoldTrust’s Officers is the principal.

10.	Financial highlights:

	Years ended December 31,
	2014	2013
Per Unit performance:
Net asset value per Unit at beginning of year	$44.57	$61.64
Net loss before the change in unrealized appreciation of holdings	(0.17)	(0.18)
Change in unrealized appreciation of holdings	(0.08)	(16.89)
Total increase (decrease) (1)	(0.25)	(17.07)
Net asset value per Unit at end of year	$44.32	$44.57
Total return for year	(0.6)%	(27.7)%
Percentages and supplemental data:
Ratios as a percentage of average net assets: Expenses	0.36%	0.36%
Net loss before the change in unrealized appreciation of holdings	0.36%	0.35%

The increase (decrease) per Unit is based on the weighted average number of Units outstanding during the year. The net asset values per Unit are based on the actual number of Units outstanding at the end of the relevant reporting periods.

(1) This table is not meant to be a reconciliation of beginning to end of year net asset value per Unit.

Central GoldTrust

11.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to calculate the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on December 31, 2014 of Cdn. $1.1601 for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.38 (December 31, 2013: $4.39, January 1, 2013: $6.08) per Unit or Cdn. $5.08 (December 31, 2013: $4.67, January 1, 2013: $6.05) per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2014 and 2013 and January 1, 2013 would not have had any material impact on the net income (loss) for the year then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Central GoldTrust

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion, which is readily marketable.

12.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Senior Executive Officers and the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

13.	Personnel:

The Trust did not employ any personnel during the period as its affairs were administered by the personnel of the Administrator, Senior Officers and/or the Trustees, as applicable.

14.	Events after the reporting period:

There were no material events after the reporting period.

Central GoldTrust

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Central GoldTrust

We have audited the accompanying financial statements of Central GoldTrust (“GoldTrust”), which comprise the Statements of Financial Position as at December 31, 2014 and 2013, and as at January 1, 2013, and the Statements of Comprehensive Income (Loss), Statements of Unitholders' Equity and Statements of Cash Flows for each of the years in the two-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of GoldTrust as at December 31, 2014 and 2013, and as at January 1, 2013, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2014 in accordance with IFRS as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GoldTrust’s internal control over financial reporting as of December 31, 2014, based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria) and our report dated February 9, 2015 expressed an unqualified opinion on GoldTrust’s internal control over financial reporting.

“Ernst & Young LLP”

Toronto, Canada	Chartered Professional Accountants
February 9, 2015	Licensed Public Accountants

Central GoldTrust

Independent Auditors’ Report of Registered Public Accounting Firm

To the Unitholders of Central GoldTrust

We have audited Central GoldTrust’s (“GoldTrust”) internal control over financial reporting as of December 31, 2014, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). GoldTrust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on GoldTrust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A trust’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the trust are being made only in accordance with authorizations of senior officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, GoldTrust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Statements of Financial Position of GoldTrust as of December 31, 2014 and 2013, and as at January 1, 2013, and the related Statements of Comprehensive Income (Loss), Changes in Unitholders’ Equity for each of the years in the two-year period ended December 31, 2014 and our report dated February 9, 2015 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Toronto, Canada	Chartered Professional Accountants
February 9, 2015	Licensed Public Accountants

Central GoldTrust

Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central GoldTrust (“GoldTrust”) and all of the information in this Annual Report are the responsibility of the Senior Executive Officers (the “Senior Officers”) of GoldTrust and have been approved by the Board of Trustees (the “Board”) and its Audit Committee. Any reference to the term “management” in this annual report relates to the Senior Officers.

The financial statements have been prepared by the Senior Officers in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial statements include certain amounts based on estimates and judgments. The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. They have prepared financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

GoldTrust maintains systems of internal accounting and backup of records, as well as high quality administrative and regulatory compliance controls for a reasonable cost. Hard and soft copies of transactions and monthly statements are retained in GoldTrust's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that GoldTrust's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee appointed by the Board consists solely of non-related and independent Trustees. In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Trust’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Trust’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' reports. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the Unitholders. The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the Unitholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also pre-approves all audit and non-audit services proposed to be provided by the external auditors. The charter of the Committee is set out on GoldTrust’s website.

Central GoldTrust

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Unitholders. Ernst & Young LLP has full and free access to the Audit Committee. Ernst & Young LLP has audited GoldTrust’s internal control over financial reporting based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria).

RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the COSO criteria. Based on this evaluation, the Senior Officers concluded that the Trust’s system of internal control over financial reporting was effective as at December 31, 2014.

Ancaster, Canada,

February 9, 2015

J.C. Stefan Spicer	William L. Trench
President & CEO	Chief Financial Officer

Central GoldTrust

Management’s Discussion and Analysis (“MD&A”)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Financial Reporting Standards, otherwise known as IFRS as issued by the International Accounting Standards Board. Notes to the financial statements on pages 6 through 14 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by an Administrative Services Agreement between GoldTrust and the Administrator and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Financial Results – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of Unit offerings if any and the changing market price of gold. Also, changes in the value of the U.S. dollar relative to the Canadian (“Cdn.”) dollar will have an impact on net assets when reported in Cdn. dollars. The tables that follow summarize net income (loss) including: the changes in unrealized appreciation of holdings (gold bullion) as well as the changes in net assets in U.S. dollars; gold prices; and the exchange rates between U.S. and Cdn. dollars on an annual or quarterly basis as indicated (all figures in millions unless otherwise noted):

	Years ended December 31
	2014	2013	2012
Change in unrealized appreciation of holdings	$(1.6)	$(325.9)	$63.1
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(4.8)	$(329.5)	$59.1
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(0.25)	$(17.07)	$3.06
Total net assets	$855.3	$860.1	$1,189.6
Change in net assets from prior year	$(4.8)	$(329.5)	$59.1
% change from prior year	(0.6)%	(27.7)%	5.2%
Net asset value per Unit	$44.32	$44.57	$61.64
Change in net asset value per Unit from prior year	$(0.25)	$(17.07)	$3.06
% change from prior year	(0.6)%	(27.7)%	5.2%
Gold price (U.S. $ per fine ounce)	$1,199.25	$1,201.50	$1,664.00
% change from prior year	(0.2)%	(27.8)%	5.7%
Exchange rate: $1.00 U.S. = Cdn.	1.1601	$1.0636	$0.9949
% change from prior year	9.1%	6.9%	(2.2)%

Central GoldTrust

In fiscal 2014, total net assets as reported in U.S. dollars decreased by 0.6% or $4.8 million. The decrease in net assets was primarily attributable to a 0.2% decrease in the price of gold during the year which caused unrealized appreciation of holdings to decrease by $1.6 million. This decrease was further affected by expenses of $3.2 million incurred during the year.

As a result of the above, for fiscal 2014 the net asset value per Unit, as reported in U.S. dollars, decreased by 0.6%, from $44.57 to $44.32. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by 8.5%, from $47.40 to $51.41, primarily due to a 9.1% increase in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended
2014	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Change in unrealized appreciation of holdings	$(12.2)	$(69.4)	$16.4	$63.6
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(12.9)	$(70.3)	$15.6	$62.7
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(0.67)	$(3.64)	$0.81	$3.25
Total net assets	$855.3	$868.2	$938.4	$922.9
Change in net assets from prior quarter	$(12.9)	$(70.3)	$15.6	$62.7
% change from prior quarter	(1.5)%	(7.5)%	1.7%	7.3%
Net asset value per Unit	$44.32	$44.99	$48.63	$47.82
Change in net asset value per Unit from prior quarter	$(0.67)	$(3.64)	$0.81	$3.25
% change from prior quarter	(1.5)%	(7.5)%	1.7%	7.3%
Gold price (U.S. $ per fine ounce)	$1,199.25	$1,216.50	$1,315.00	$1,291.75
% change from prior quarter	(1.4)%	(7.5)%	1.8%	7.5%
Exchange rate: $1.00 U.S. = Cdn.	$1.1601	$1.1208	$1.0676	$1.1053
% change from prior quarter	3.5%	5.0%	(3.4)%	3.9%

In fiscal 2013, total net assets as reported in U.S. dollars decreased by 27.7% or $329.5 million. The decrease in net assets was primarily attributable to a 27.8% decrease in the price of gold during the year which decreased unrealized appreciation of holdings by $325.9 million. This decrease was further affected by expenses of $3.5 million incurred during the year.

As a result of the above, for fiscal 2013 the net asset value per Unit, as reported in U.S. dollars, decreased by 27.7%, from $61.64 to $44.57. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, decreased by a lesser rate of 22.7%, from $61.32 to $47.40, primarily due to a 6.9% increase in the value of the U.S. dollar relative to the Canadian dollar.

Central GoldTrust

	Quarter ended
2013	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Change in unrealized appreciation of holdings	$(88.1)	$94.8	$(286.3)	$(46.3)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(88.9)	$93.9	$(287.1)	$(47.3)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(4.61)	$4.87	$(14.88)	$(2.45)
Total net assets	$860.1	$949.0	$855.1	$1,142.2
Change in net assets from prior quarter	$(88.9)	$93.9	$(287.2)	$(47.3)
% change from prior quarter	(9.4)%	11.0%	(25.1)%	(4.0)%
Net asset value per Unit	$44.57	$49.17	$44.31	$59.19
Change in net asset value per Unit from prior quarter	$(4.60)	$4.86	$(14.88)	$(2.45)
% change from prior quarter	(9.4)%	11.0%	(25.1)%	(4.0)%
Gold price (U.S. $ per fine ounce)	$1,201.5	$1,326.50	$1,192.00	$1,598.25
% change from prior quarter	(9.4)%	11.3%	(25.4)%	(4.0)%
Exchange rate: $1.00 U.S. = Cdn.	$1.0636	$1.0285	$1.0512	$1.0156
% change from prior quarter	3.4%	(2.2)%	3.5%	1.6%

In fiscal 2012, total net assets as reported in U.S. dollars increased by 5.2% or $59.1 million. The increase in net assets was primarily attributable to a 5.7% increase in the price of gold during the year which increased unrealized appreciation of holdings by $63.1 million. This increase was reduced by expenses of $4.1 million incurred during the year.

As a result of the above, for fiscal 2012 the net asset value per Unit, as reported in U.S. dollars, increased by 5.2%, from $58.58 to $61.64. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by 2.9%, from $59.57 to $61.32, primarily due to a 2.2% decrease in the value of the U.S. dollar relative to the Canadian dollar.

Central GoldTrust

	Quarter ended
2012	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Change in unrealized appreciation of holdings	$(78.9)	$125.1	$(45.1)	$62.0
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(79.9)	$124.1	$(46.1)	$61.0
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(4.14)	$6.43	$(2.39)	$3.16
Total net assets	$1,189.6	$1,269.5	$1,145.4	$1,191.5
Change in net assets from prior quarter	$(79.9)	$124.1	$(46.1)	$61.0
% change from prior quarter	(6.3)%	10.8%	(3.9)%	5.4%
Net asset value per Unit	$61.64	$65.78	$59.35	$61.74
Change in net asset value per Unit from prior quarter	$(4.14)	$6.43	$(2.39)	$3.16
% change from prior quarter	(6.3)%	10.8%	(3.9)%	5.4%
Gold price (U.S. $ per fine ounce)	$1,664.00	$1,776.00	$1,598.50	$1,662.50
% change from prior quarter	(6.3)%	11.1%	(3.8)%	5.6%
Exchange rate: $1.00 U.S. = Cdn.	$0.9949	$0.9837	$1.0191	$0.9991
% change from prior quarter	1.1%	(3.5)%	2.0%	(1.8)%

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

GoldTrust expects to generate cash flow from its holdings of cash equivalents, and will only sell portions of its gold holdings if necessary to replenish cash reserves for purposes of paying expenses and to meet redemptions (if any).

GoldTrust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in Note 2(f) to the financial statements on page 8, distributions may be made.

Fiscal 2014 Compared to Fiscal 2013

Net loss, inclusive of the change in unrealized appreciation of holdings, was $4.8 million for the 2014 fiscal year compared to a net loss of $329.5 million for the 2013 fiscal year. Virtually all of this decrease was a result of the change in unrealized appreciation of holdings which resulted from a lower price of gold during the year as compared to the prior year.

Central GoldTrust

The decrease in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year as a direct result of the lower level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses decreased, reflecting the decreased net assets under administration during the year.

Despite the reduction in net assets during the year, expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the 2014 fiscal year remained unchanged at 0.36% compared to fiscal 2013.

Fiscal 2013 Compared to Fiscal 2012

Net loss, inclusive of the change in unrealized appreciation of holdings, was $329.5 million for the 2013 fiscal year compared to net income of $59.1 million for the 2012 fiscal year. Virtually all of this decrease was a result of the change in unrealized appreciation of holdings which resulted from a lower price of gold during the year as compared to the prior year.

The decrease in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year as a direct result of the lower level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses decreased, reflecting the decreased net assets under administration during the year.

Primarily as a result of the reduction in net assets during the year, expenses as a percentage of the average of the month-end net assets for the 2013 fiscal year increased to 0.36% compared to 0.34% in 2012.

Forward-Looking and Market Risk Observations

GoldTrust is almost entirely invested in pure refined gold bullion in London Bullion Market Association (LBMA) international good delivery bar form. Therefore, the principal factors affecting the price of its Units are factors which affect the price of gold bullion as reflected in U.S. dollars, which are beyond the Trust’s control. However, the Trust believes that such factors have a lesser impact on the Units of GoldTrust than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. GoldTrust’s net assets are denominated in U.S. dollars. As at December 31, 2014, GoldTrust’s assets were made up of 98.8% gold and 1.2% cash and interest-bearing deposits and other working capital amounts. GoldTrust does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the Units will depend on, and typically fluctuate with, the market price fluctuations of gold bullion.

Gold bullion is traded internationally and its market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations. GoldTrust’s financial statements are prepared on a market price basis. Macroeconomic considerations include: expectations for future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises. Political factors, including market interventions and international conflicts, may also affect gold prices.

Central GoldTrust

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on December 31, 2014 of $1.1601 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.38 (December 31, 2013: $4.39, January 1, 2013: $6.08) per Unit or Cdn. $5.08 (December 31, 2013: $4.67, January 1, 2013: $6.05 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are in the form of gold bullion, which is priced in U.S. dollars. For this same reason an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the year, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2014 and 2013 and January 1, 2013 would not have had any material impact on the net income (loss) for the year then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion, which is readily marketable.

Central GoldTrust

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses. At December 31, 2014, GoldTrust’s cash reserves, including cash equivalents, were $11.1 million compared to $13.9 million at December 31, 2013. The ability of GoldTrust to have sufficient cash to pay its expenses, and to meet demands for redemption (if any),is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

During the fiscal year ended December 31, 2014, GoldTrust’s cash reserves decreased by $2.8 million. The primary sources and uses of cash were as follows:

  Sources of Cash

The primary inflow of cash during the year was $0.1 million of interest generated on cash and cash equivalents.

  Uses of Cash

During fiscal 2014, $2.8 million represents cash outflows during the year, of which total expenses incurred during the year were $3.2 million.

Administrator and Other Related Party Information

Please refer to Note 9 on page 12 of this Annual Report.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2014.

Non-Market Risk Factors

There are other risk factors affecting the Trust as set out in its Annual Information Form dated February 9, 2015. Prospective investors should carefully consider these factors relating to the business and primary assets of GoldTrust before deciding whether to purchase Units.

Central GoldTrust

  United States Federal Income Tax Considerations

GoldTrust has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Units is very complex and, in certain cases, uncertain or potentially unfavorable to United States Unitholders (“U.S. Holders”). Under current law, a non-corporate U.S. Holder who has in effect a valid election to treat GoldTrust as a qualified electing fund (“QEF”) should be eligible for the 20% maximum United States federal income tax rate on a sale or other taxable disposition of GoldTrust’s Units, if such Units have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold, however, is currently subject to a maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate U.S. Holder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a U.S. Holder that has made a QEF election on a disposition of GoldTrust Units to the 28% rate. U.S. Holders should be aware that if they purchase Units and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their GoldTrust Units. In addition, a gain from the disposition of Units may be subject to the 3.8% Medicare tax. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to GoldTrust.

Under the QEF rules, in the event that GoldTrust disposes of a portion of its gold holdings, including dispositions in the course of varying its relative investment in gold, U.S. Holders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from GoldTrust). GoldTrust has not paid any cash distributions on its outstanding Units since inception. It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31) an aggregate amount of cash distributions such that the amount of cash distributions payable to an electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to the product of (i) GoldTrust’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Unitholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate U.S. Holders, such distributions may not provide an electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Unitholders’ pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Units, whether from GoldTrust or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

Central GoldTrust

NOTHING CONTAINED IN THIS RISK FACTOR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS RISK FACTOR WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated February 9, 2015. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.

Central GoldTrust

Trust Information

Trustees	Officers

Brian E. Felske (A) (I)	J.C. Stefan Spicer, Chairman, President & CEO
Glenn C. Fox (C) (I)	William L. Trench, A.C.I.S., CFO
Bruce D. Heagle (A) (I)	Krystyna S. Bylinowski, Treasurer
Ian M.T. McAvity (C) (I) (L)	John S. Elder, Q.C., Secretary
Michael A. Parente (A) (I)	J.L. Michele Spicer, Assistant Secretary
Jason A. Schwandt (I) (C)
J.C. Stefan Spicer (N)

(A) - Member of Audit Committee

(C) - Member of Corporate Governance & Nominating Committee

(I) - Independent Trustee

(L) - Lead Trustee

(N) - Nominee of the Administrator

Advisor Consultant

Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Canada

Auditors	Registrars and Transfer Agents

Ernst & Young LLP	CST Trust Company, Canada,
Toronto, Ontario, Canada	American Stock Transfer & Trust Company
LLC, New York, U.S.A.

Legal Counsel	Stock Exchange Listings

Dentons Canada LLP	NYSE MKT Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols: GTU.UN (Cdn $)
Seattle, Washington, U.S.A.	GTU.U (U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”TM

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2